Filed pursuant to Rule 424(b)(7)
File No. 333-122297
Prospectus Supplement No. 2
to Prospectus Dated November 28, 2005
$140,000,000
Euronet Worldwide, Inc.
1.625% Convertible Senior Debentures Due 2024
Common Stock Issuable upon Conversion of the Debentures

This prospectus supplement supplements information contained in the prospectus dated November 28, 2005 relating to the offer and sale from time to time by certain selling security holders of up to $140,000,000 aggregate principal amount of our 1.625% Convertible Senior Debentures Due 2024 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus dated November 28, 2005. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The terms of the debentures are set forth in the prospectus.
The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 9 of the prospectus. You should consider these Risk Factors before purchasing these securities.
The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, The Bank Insurance Fund or any other governmental agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 17, 2006

SELLING SECURITY HOLDERS
The information in the table appearing under the caption “Selling Security Holders” in the prospectus is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus with the information that is set forth below. The information is based solely upon information provided by or on behalf of the selling security holders set forth below, and we have not independently verified such information.
Except as indicated below, none of the selling security holders set forth below has had any position, office or other material relationship with us or our affiliates within the past three years.

	Principal	Principal	Number of	Number of
	Amount of	Amount of	Shares of	Shares of
	Debentures	Debentures	Common Stock	Common Stock
	Beneficially	That May Be	Beneficially	That May Be
Name	Owned($)	Sold($)(1)	Owned(2)(3)	Sold(1)(3)

DBAG London (4)	5,000,000	5,000,000	148,696.00	148,696.00
Deutsche Bank Securities, Inc. (5)	155,000	155,000	4,609.58	4,609.58
(1)	Because a selling security holder may sell all or a portion of the Debentures and common stock issuable upon conversion of the Debentures pursuant to this prospectus, no estimate can be given as to the number or percentage of Debentures and common stock that the selling security holder will hold upon termination of any sales.

(2)	Includes shares of common stock issuable upon conversion of the Debentures.

(3)	The number of shares of our common stock issuable upon conversion of the Debentures assumes a holder would receive the maximum number of shares of common stock issuable in connection with the conversion of the full amount of Debentures held by such holder at the initial conversion rate of 29.7392 shares per $1,000 principal amount of Debentures. This conversion rate is subject to adjustment as described under “Description of the Debentures — Conversion Rights” in the prospectus. Accordingly, the maximum number of shares of common stock issuable upon conversion of the Debentures may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the Debentures; cash will be paid in lieu of fractional shares, if any.

(4)	Affiliate of a broker dealer, based on information provided to us by the selling security holder.

(5)	Based on information provided to us by the selling security holder, such selling security holder is a registered broker-dealer and, as such, deemed to be an underwriter of the Debentures and the underlying common stock within the meaning of the Securities Act. We do not have a material relationship with such selling security holder, and the selling security holder does not have the right to designate or nominate a member or members of our board directors. The selling security holder purchased its Debentures in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by such selling security holder.
The selling security holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures or common stock since the date on which the information in the preceding table is presented. Information concerning the selling security holders may change from time to time and any such changed information will be set forth in prospectus supplements or, to the extent required, post-effective amendments to the registration statement.
Each selling security holder who is an affiliate of a broker-dealer has informed us that such selling security holder purchased the securities in the ordinary course of business and, at the time of the purchase of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.